maxis.

Maxis Communications Berhad
(158400-V)

Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel :(603) 2330 7000
Fax :(603) 2330 0008

18 April 2006

RECEIVED
2006 APR 27 A 11:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status

File No: 082 - 34780

SUPPL

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention:-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 March 2006 to 15 April 2006, pursuant to Rule12g3-2(b)(1)(ii) of the Securities Exchange Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Companies Commission of Malaysia for the period from 16 March 2006 to 15 April 2006.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

06012869

PROCESSED
APR 27 2006
THOMSON FINANCIAL

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director
c.c. Mr. Chris Holland

Dipak Kaur
Secretary

Singap-1/51421/01

maxis.

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Bursa Malaysia Securities Berhad ("Bursa Securities")			
1. Listing Circular - Maxis Employee Share Option Scheme	16 March 2006 24 March 2006 07 April 2006	Bursa Securities Listing Requirements	A
2. General Announcement	21 March 2006	Bursa Securities Listing Requirements	B

APPENDIX A

Exemption File No. 082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 35627 OF 2006

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 16-03-2006

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 129,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 21 March 2006.**

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 35762 OF 2006

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**24-03-2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 647,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 28 March 2006.**

Exemption File No. 082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 35974 OF 2006

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **07-04-2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 177,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 12 April 2006.**

APPENDIX B

General Announcement
Reference No **MM-060321-65898**

Submitting Merchant Bank	:	RHB SAKURA MERCHANT BANKERS BERHAD
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	21-03-2006

Type : **Announcement**
Subject : **Maxis Communications Berhad ("Maxis" or "the Company")**

(I) Proposed acquisition by Global Communication Services Holdings Ltd ("GCSH"), a wholly-owned subsidiary of Maxis, and Deccan Digital Networks Private Limited ("JVC"), a joint venture company of Maxis in the Republic of India, of 94,864,865 and 85,135,135 equity shares of 10 Indian Rupees ("Rs") each in Aircel Limited ("Aircel"), a company incorporated in the Republic of India, representing 39% and 35% respectively, of the enlarged issued and paid-up share capital of Aircel from Aircel Televentures Limited for a cash consideration of US$422 million and US$378 million respectively ("Proposed Acquisition")

(II) Proposed joint venture between GCSH and Sindya Securities & Investments Private Limited in relation to their participation in the JVC ("Proposed JV")

(Collectively, the Proposed Acquisition and Proposed JV shall hereinafter be known as the "Proposals")

Contents :

This announcement is released on behalf of Maxis.

Quote

For consistency, the abbreviations used throughout this announcement shall have the same meaning as previously defined in the Company's announcements in relation to the Proposals.

Further to the announcements made on 30 December 2005, 5 January 2006, 6 January 2006, 20 January 2006, 1 March 2006 and 15 March 2006, the Board of Directors of Maxis is pleased to announce that the Foreign Investment Promotion Board, Ministry of Finance of the Republic of India has, vide its letter dated 20 March 2006, approved the Proposals, subject to compliance with relevant Indian laws and the Department of Telecommunications of India's licensing conditions.

Maxis also wishes to announce that all the conditions precedent as specified in the SPA and the SPA Substitution Agreement have been fulfilled or waived.

In view of the above, the Board of Directors of Maxis is pleased to announce that GCSH has today completed the Proposals in accordance with the terms of the SPA, SPA Substitution Agreement and JV Agreements.

This announcement is dated 21 March 2006.

Unquote

General Announcement
Reference No **MM-060321-67593**

Submitting Merchant Bank	:	RHB SAKURA MERCHANT BANKERS BERHAD
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	21-03-2006

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("Maxis" or "the Company") Acquisition of South Asia Communications Private Limited ("South Asia")**

Contents :

The announcement is released on behalf of Maxis.

Quote

1. INTRODUCTION

The Board of Directors of Maxis is pleased to announce that Global Communication Services Holdings Ltd **("GCSH")**, a wholly-owned subsidiary of the Company, has on 21 March 2006, acquired the entire beneficial ownership of 10,000 equity shares of Indian Rupees **("Rs")** 10 each in South Asia **("South Asia Shares")** for a cash consideration of Rs100,000 (equivalent to USD2,255) **("Acquisition")**.

GCSH has on even date subscribed for additional 6,207,278 South Asia Shares, for a cash consideration of Rs62,072,780 (equivalent to USD1,400,000) **("Share Subscription")**, and for 1,634,461,328 redeemable preference shares of Rs10 each in South Asia **("South Asia RPS")** for a cash consideration of Rs16,344,613,282 (equivalent to USD368,639,178) **("RPS Subscription")**.

(Collectively, the Acquisition, Share Subscription and RPS Subscription are hereinafter referred to as the **"Transactions"**)

2. INFORMATION ON SOUTH ASIA

South Asia is a private limited liability company which was incorporated in the Republic of India on 16 February 2006. Its authorised share capital is Rs20,000,000,000 divided into 100,000,000 South Asia Shares and 1,900,000,000 unclassified South Asia Shares. After the Transactions, the issued and paid-up share capital of South Asia will be Rs16,406,786,060 comprising 6,217,278 South Asia Shares and 1,634,461,328 South Asia RPS.

3. RATIONALE FOR THE TRANSACTIONS

South Asia will be used as a vehicle by Maxis to subscribe for the redeemable preference shares in Deccan Digital Networks Private Limited, a joint venture company **("JVC")** incorporated in the Republic of India by GCSH and Sindya Securities & Investments Private Limited. The JVC was established for the purpose of investing in Aircel Limited **("Maxis Investment")**. For further details of Maxis Investment, please refer to Maxis' circular to its shareholders dated 14 February 2006 **("Maxis Circular")**.

4. FINANCIAL EFFECTS OF THE TRANSACTIONS

4.1 SHARE CAPITAL, NET ASSETS AND SHAREHOLDINGS OF THE MAJOR SHAREHOLDERS

The Transactions will not have any effect on Maxis' issued and paid-up share capital, the proforma consolidated net assets of Maxis as at 31 December 2004 and the shareholdings of its major shareholders.

4.2 EARNINGS

The Share Subscription and Acquisition are not expected to have any material effect on the consolidated earnings of Maxis for the financial year ending 31 December 2006.

As stated in Section 3 of this announcement, the RPS Subscription is to facilitate the subscription of redeemable preference shares in the JVC pursuant to Maxis Investment. In relation thereto, for the financial year ending 31 December 2006, Maxis Investment is expected to result in an accretion to the consolidated earnings per share ("EPS") of Maxis before taking into account the effects of financing for Maxis Investment but are expected to result in an EPS dilution after taking into account the effects of financing. For further details of Maxis Investment, please refer to Maxis Circular.

5. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

In so far as the Directors of Maxis are able to ascertain, none of the Directors or major shareholders of the Company and/or persons connected to them has any interest, direct or indirect, in the Transactions.

This announcement is dated 21 March 2006.

Unquote

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

(2)

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 13 day of **March, 2006.**

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**127,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **74,000** shares	-	RM4.36	-
[c]	Amount paid on **40,000** shares	-	RM5.13	-
[c]	Amount paid on **8,000** shares	-	RM7.05	-
[c]	Amount paid on **5,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **74,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **40,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **8,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **5,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 23 day of **March**, **2006**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,501,311,000** shares of RM0.10 each and the paid-up capital is **RM250,131,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**14,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**111,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	2,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	127,000

Dated this 23 day of **March, 2006**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 15 day of **March, 2006**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**422,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **66,000** shares	-	RM4.36	-
[c]	Amount paid on **98,000** shares	-	RM5.13	-
[c]	Amount paid on **200,000** shares	-	RM5.34	-
[c]	Amount paid on **40,000** shares	-	RM7.05	-
[c]	Amount paid on **8,000** shares	-	RM7.74	-
[c]	Amount paid on **10,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **66,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **98,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **200,000** shares	-	RM5.24	-
[e]	Amount of premium paid or payable on **40,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **8,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **10,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 23 day of **March**, **2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,501,733,000** shares of RM0.10 each and the paid-up capital is **RM250,173,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**5,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**85,000**
	(c)	the number of shares allotted to non-citizens	**240,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**5,000**

Company No.	
158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	87,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	422,000

Dated this 23 day of **March, 2006**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

032-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 20 day of **March , 2006**.

Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**98,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **34,000** shares	-	RM4.36	-
[c] Amount paid on **58,000** shares	-	RM5.13	-
[c] Amount paid on **6,000** shares	-	RM6.47	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **34,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **58,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **6,000** shares	-	RM6.37	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 23 day of **March**, **2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,501,831,000** shares of RM0.10 each and the paid-up capital is **RM250,183,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]

(a)	the number of shares allotted to citizens who are Malays and Natives	**21,000**
(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**44,000**
(c)	the number of shares allotted to non-citizens	-
(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	33,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	98,000

Dated this 23 day of **March , 2006**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 30 day of March , **2006**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**177,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **54,000** shares	-	RM4.36	-
[c] Amount paid on **79,000** shares	-	RM5.13	-
[c] Amount paid on **6,000** shares	-	RM7.05	-
[c] Amount paid on **38,000** shares	-	RM7.99	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **54,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **79,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **6,000** shares	-	RM6.95	-
[e] Amount of premium paid or payable on **38,000** shares	-	RM7.89	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **06** day of **April**, **2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,502,008,000** shares of RM0.10 each and the paid-up capital is **RM250,200,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**21,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**82,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**1,000**

Continue ...... Page 3 (Form 24)

Company No.	
158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	73,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	177,000

Dated this 06 day of **April, 2006**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000